Exhibit 99.1

Pixel Gun 2 coming to mobile and PC early in 2026

The long-awaited sequel to the cross-platform phenomenon

May 6, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) today announces the development of Pixel Gun 2, a fully cross-platform sequel to its hit franchise Pixel Gun 3D. The game is developed by Cubic Games, a GDEV portfolio studio. Set to launch in early 2026 on iOS, Android, and Steam, with console versions expected to follow, Pixel Gun 2 promises to deliver a next-generation arena shooter experience while maintaining the beloved pixel-art style that has defined the franchise.

The announcement comes as Pixel Gun 3D celebrates its 12th year of operation, having amassed over 300 million installs across all platforms since its 2013 debut. The game maintains a robust community of 3 million monthly active users and has generated more than $230 million in bookings, solidifying its position as one of the top first-person shooter games worldwide by both downloads and bookings, according to data from Appmagic.

Pixel Gun 2 will feature:

●	Appealing Casual Arena Shooter Genre: Fast-paced, accessible gameplay that balances competitive depth with pick-up-and-play simplicity, perfect for both casual sessions and serious competition
●	Enhanced Graphics and Gameplay: Next-generation shooter mechanics while maintaining the franchise’s signature pixel-art aesthetic
●	Full Cross-Platform Play: Seamless gaming experience across iOS, Android, Steam, and eventually consoles
●	Beloved Legacy, Evolved: Everything you loved about Pixel Gun 3D—its charm, chaos, and creativity - returns sharper, bolder, and better than ever in Pixel Gun 2.
●	Diverse Game Modes: Mix of nostalgic and new maps with many new regimes after launch
●	Modern Technology Stack: Advanced server architecture and anti-cheat systems for stable performance, improved security, and a fair gaming environment for all players
●	Fair Free-to-Play Monetization: We focus on creating a fair and rewarding experience for all players, regardless of how they engage with the game.

Pixel Gun 2’s predecessor game, Pixel Gun 3D, will continue to receive support and updates, ensuring that the existing player base can enjoy their favorite game while having the option to experience the new sequel.

“The launch of Pixel Gun 3D on Steam in 2024 demonstrated the franchise’s ability to successfully expand to new platforms,” said Dmitry Amroyan, CEO of Cubic Games. “With Pixel Gun 2, we’re taking that cross-platform vision even further, creating a unified gaming ecosystem where friends can play together regardless of their preferred device.”

“Pixel Gun 2 is a natural next step in the evolution of one of the most successful franchises in our portfolio,” said Andrey Fadeev, Founder and CEO of GDEV. “It reflects both the long-standing engagement of the player community and our commitment to meeting today’s industry expectations around accessibility, fairness, and cross-platform experiences.”

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.